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                     [LETTERHEAD OF ANDREWS & KURTH L.L.P]


                               October 29, 1997



VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

           Re: U.S. Timberlands Company, L.P. (CIK No. 0001043012) Registration Statement on Form 8-A

Ladies and Gentlemen:

     Due to recent modifications to Form 8-A by the Securities and Exchange Commission, on behalf of U.S. Timberlands Company, L.P. (the "Company"), we would like to withdraw the Registration Statement on Form 8-A relating to the registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the common units representing limited partner interests in the Company ("Common Units") that was filed on October 23, 1997. In its place, we enclose herewith for filing under the Exchange Act a revised Registration Statement on Form 8-A (the "Registration Statement") relating to the registration under the Exchange Act of the Common Units. One conformed copy of the enclosed Registration Statement is concurrently being delivered to The Nasdaq Stock Market, Inc.

     The Company has previously filed with the Securities and Exchange Commission a Registration Statement on Form S-1 (No. 333-32811) as amended, relating to the initial public offering of Common Units. The Company hereby requests that acceleration of the effectiveness of this Registration Statement on Form 8-A occur simultaneously with the acceleration of the effectiveness of the Company's Registration Statement on Form S-1.
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Securities and Exchange Commission
October 29, 1997
Page 2


     If you should have any questions or comments regarding the enclosed Registration Statement, please call the undersigned at (212) 850-2838.


                                             Sincerely,



                                             L. Clair Fitzgerald

Enclosures

cc:  H. Christopher Owings
     Jennifer R. Hardy
      Securities and Exchange Commission
     Timothy J. Malinowski
      The Nasdaq Stock Market, Inc.
     John M. Rudey
      U.S. Timberlands
     John J. Stephens
      U.S. Timberlands
     Joshua Davidson
      Baker & Botts, L.L.P.
     Jonathan P. Cramer
      Andrews & Kurth L.L.P.